Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three and Six Months Ended September 30, 2016

LONDON—Luxoft Holding, Inc (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three and six months ended September 30, 2016.

Highlights — Three Months Ended September 30, 2016

•                  US GAAP revenue amounted to $196.5 million, an increase of 21.6% year over year and 10.3% sequentially on the reporting currency basis and 22.8% increase on the constant currency basis

•                  Earnings before interest, taxes, depreciation and amortization (EBITDA) adjusted for stock based compensation, acquisition related costs and change in fair value of contingent consideration was $37.4 million; adjusted EBITDA margin was 19.1%, compared to $29.6 million and 16.6% in the previous quarter

•                  Operating income increased 15.1% sequentially, generating 9.6% margin on a US GAAP basis, as compared to 9.2% in the previous quarter

•                  Diluted earnings per share (EPS) on a US GAAP basis was $0.48, compared to $0.42 in the previous quarter

•                  Diluted EPS on a non-GAAP basis was $0.83, compared to $0.62 in the previous quarter

Highlights — Six Months Ended September 30, 2016

•                  US GAAP revenue amounted to $374.5 million, an increase of 21.0% year over year on the reporting currency basis and 22.2% increase on the constant currency basis

•                  Adjusted EBITDA increased 4.5% year over year to $67.1 million and adjusted EBITDA margin was 17.9%

•                  US GAAP operating income amounted to $35.3 million

•                  Diluted EPS on a US GAAP basis was $0.90

•                  Diluted EPS on a non-GAAP basis was $1.44

Revenue for the three months ended September 30, 2016 increased to $196.5 million, up 21.6% from $161.5 million for the same period a year ago and 10.3% sequentially. Adjusted EBITDA was $37.4 million and corresponding margins of 19.1%, as compared to $37.0 million and 22.9% respectively in the year-ago quarter and $29.6 million and 16.6% sequentially. US GAAP net income was $16.3 million, or $0.48 per diluted share, compared to $23.0 million and $0.67 per diluted share for the same period a year ago and $14.1 million and $0.42 sequentially. Non-GAAP net income was $27.8 million, or $0.83 per diluted share, compared to $28.6 million and $0.84 per diluted share for the same period a year ago and $21.0 million and $0.62 sequentially. Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

Revenue for the six months ended September 30, 2016 increased to $374.5 million, up 21.0% from $309.6 million for the same period a year ago. Adjusted EBITDA increased 4.5% year over year to $67.1 million; adjusted EBITDA margin was 17.9%, as compared to $64.2 million and 20.7% in a year ago period. Operating income was $35.3 million, a decrease of 14.3% year over year from $41.2 million in the first half of last year. US GAAP net income was $30.4 million, or $0.90 per diluted share, compared to $37.6 million and $1.11 per diluted share for the same period a year ago. Non-GAAP net income was $48.9 million, or $1.44 per diluted share, compared to $49.2 million and $1.45 per diluted share for the same period a year ago.

“We are pleased to report financial results for the first half of the financial year, marked by strong growth despite extremely volatile economic conditions and lack of visibility on the market,” stated Dmitry Loschinin, CEO and President of Luxoft Holding, Inc. “This is a transformational year for Luxoft. We are diversifying our business and lowering client and vertical concentration, resulting in 7.5% decline in top-client concentration over the first six months. We are expanding premium services and offering consulting capabilities in many standard platforms, such as Murex, Calypso, Pivotal and Pega, which our clients are adopting at increasing rates. We are rolling out new offerings in Internet of Things, big data, predictive analytics and many more. During the past quarter we completed two strategic value-accretive acquisitions, thus entering healthcare and pharmaceuticals, improving our position in the telecom vertical and expanding Human Machine Interface and Digital Cockpit practices in automotive.  Given this improved positioning coupled with the diverse pipeline of business for the year ahead, we hope to achieve our soft target of $1 billion in revenues for the year ending March 31, 2018.”

For the six months ended September 30, 2016, telecom, automotive and transport, and financial services were the strongest performers, delivering 61.4%, 54.6%, and 13.5% of revenue growth respectively, compared to the first six months of last year. Outside of the top two accounts, the company’s revenue grew 37% for the first six months of the year and 45% for the second quarter, both on a year over year basis.

During the past three months the company added seven high potential accounts (HPAs) from telecom, automotive and healthcare sectors.  Key revenue generating geographies continued to grow: revenues generated in the U.S. increased 16.6%, in the U.K. increased 5.7%, in Germany increased 38.4%, in Switzerland increased 100.8%, and in the rest of Europe increased 91.7%, compared to the first six months of last year. The company generated a 1.2% increase in revenue per delivery employee, to $77,200 for the first half of the year. During the last quarter the total headcount crossed 11,000 employees to reach 11,898 as of September 30, 2016, while maintaining low attrition of 11.5%.

“We are pleased to report to our shareholders another period of steady revenue growth,” said Roman Yakushkin, Chief Financial Officer. “This year Luxoft embarked on many important initiatives on both, the business and operational sides, growing our sales force and increasing onshore presence in North America and Europe.  We are also in the process of integrating three acquisitions closed during this calendar year, all of which are affecting our sales and general administrative expenses and temporarily weighing on our bottom line.  At the same time we delivered healthy adjusted EBITDA margins in line with our internal targets and our guidance to the investment community.  Our balance sheet remains strong and we continue to deliver healthy cash flow. Our revenue per engineer keeps growing and reached an all-time high six-month level, despite market-wide pricing and budgetary pressures, which is a testament to the quality and depth of the work we deliver. We are encouraged by the progress Luxoft is making on its way to becoming a strong diversified global IT services and IT consulting player.”

Outlook for the Year Ending March 31, 2017:

The Company is reiterating its original revenue, adjusted EBITDA margin and non-GAAP EPS guidance for the financial year ending March 31, 2017:

•                  Revenue is expected to be at least $781 million, an increase of at least 20.0% year over year

•                  Adjusted EBITDA margin is expected to be in the range of 17.0% - 19.0%

•                  Diluted EPS on a non-GAAP basis is expected to be at least $2.85

The company is lowering its diluted EPS guidance on a GAAP basis to at least $1.65 from the original guidance of $2.10 due to higher acquisition-related expenses and SOP-related costs for additional incentives for new and existing key managerial personnel

EPS is based on an estimated weighted average of 33,967,797 diluted shares

Reconciliations between forward-looking non-GAAP financial measures and comparable forward-looking measures on a US GAAP basis are included at the end of this release.

Conference Call Information:

Luxoft Holding, Inc will host a conference call on November 11, 2016 at 8:00 a.m. EST to discuss its financial results for the three and six months ended September 30, 2016. To participate in the conference call please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers). A live webcast will also be available during the call and can be accessed at http://edge.media-server.com/m/p/bnk4dp7n.  Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications. An archived recording of the conference call will be available for a limited time by dialing one of the following numbers: 877-660-6853 (for domestic U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 13646999. The replay will be available from two hours as of the end of the call and up to

11:59 p.m. EST on November 25, 2016. The replay details will also be available at Luxoft’s Investor Relations section during the same time period.

About Luxoft:

Luxoft Holding, Inc (NYSE:LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 31 dedicated delivery centers worldwide. It has over 11,000 employees across 38 offices in 18 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; and non-GAAP diluted Earnings per share (EPS). Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs, that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing their understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended March 31, 2016 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share amounts)

	September 30,	As of March 31,
	2016	2016

Assets
Current assets
Cash and cash equivalents	$80,189	$108,545
Trade accounts receivable, net of allowance for doubtful accounts of $303 at September 30, 2016 and $79 at March 31, 2016	162,621	131,204
Unbilled revenue	15,212	16,081
Work-in-progress	3,621	1,595
Due from related parties	1,517	2,180
VAT and other taxes receivable	1,637	1,814
Advances issued	3,402	2,413
Other current assets	4,005	3,333
Total current assets	272,204	267,165

Non-current assets
Deferred tax assets	4,670	3,174
Property and equipment, net	45,978	46,072
Intangible assets, net	95,269	43,780
Goodwill	51,827	30,285
Other non-current assets	5,686	4,066
Total non-current assets	203,430	127,377
Total assets	$475,634	$394,542

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	$492	$460
Accounts payable	18,589	8,266
Accrued liabilities	35,735	27,357
Deferred revenue	4,752	5,048
Due to related parties	386	518
VAT and other taxes payable	25,670	22,532
Payable under foreign exchange contracts	1,190	2,476
Payable for acquisitions, current	20,127	5,595
Other current liabilities	1,567	1,503
Total current liabilities	108,508	73,755

Deferred tax liability, non-current	5,579	5,511
Contingent payable for software acquisition, non-current	17,955	11,786
Other non-current liabilities	1,758	1,757
Total liabilities	133,800	92,809

Shareholders’ equity
Share capital (80,000,000 shares authorized; 33,209,423 issued and outstanding with no par value as at September 30, 2016, and 80,000,000 shares authorized; 33,178,641 issued and outstanding with no par value as at March 31, 2016)	—	—
Additional paid-in capital	118,376	107,477
Common stock held in treasury, at cost (37,877 shares as of September 30, 2016, 35,579 shares as of March 31, 2016)	(2,799)	(2,665)
Retained earnings	231,241	200,870
Accumulated other comprehensive loss	(5,016)	(3,981)
Total shareholders’ equity attributable to the Group	341,802	301,701
Non-controlling interest	32	32
Total equity	341,834	301,733
Total liabilities and equity	$475,634	$394,542

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US dollars, except share and per share amounts)

	For the three months		For the six months ended
	ended September 30,		September 30,
	2016	2015	2016	2015
	Unaudited		Unaudited

Sales of services	$196,457	$161,542	$374,506	$309,597
Operating expenses
Cost of services (exclusive of depreciation and amortization)	114,908	90,446	220,660	178,423
Selling, general and administrative expenses	54,315	39,611	103,239	78,276
Depreciation and amortization	7,990	5,550	15,225	10,910
Loss from revaluation of contingent liability	344	41	61	784
Operating income	18,900	25,894	35,321	41,204

Other income and expenses
Interest (expense) income, net	(28)	(61)	4	(89)
Other gains, net	327	283	734	576
(Loss) gain from foreign currency exchange contract	(30)	517	361	685
Net foreign exchange loss	21	421	(646)	1,569
Income before income taxes	19,190	27,054	35,774	43,945
Income tax expense	(2,899)	(4,046)	(5,403)	(6,325)
Net income	$16,291	$23,008	$30,371	$37,620
Net (income) loss attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$16,291	$23,008	$30,371	$37,620

Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	$0.49	$0.70	$0.91	$1.14
Weighted average ordinary shares outstanding	33,208,472	32,892,577	33,202,121	32,882,423

Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	$0.48	$0.67	$0.90	$1.11
Diluted weighted average ordinary shares outstanding	33,739,017	34,104,000	33,855,169	33,977,927

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months		For the six months ended
	ended September 30,		September 30,
	2016	2015	2016	2015
	Unaudited		Unaudited
Net income	$16,291	$23,008	$30,371	$37,620
Other comprehensive (loss) income, net of tax
(Losses) gains on derivative instruments, net of tax effect of $54 and $166	(253)	—	610	—
Translation adjustments with no tax effects	(740)	(465)	(1,645)	(138)
Total other comprehensive loss	(993)	(465)	(1,035)	(138)
Comprehensive income	15,298	22,543	29,336	37,482

Comprehensive income (loss) attributable to the non-controlling interest	—	—	—	—
Comprehensive income attributable to the Group	$15,298	$22,543	$29,336	$37,482

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands of US dollars)

	For the six months ended September 30,
	2016	2015
	(unaudited)
Operating activities
Income from operations	$30,371	$37,620

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,225	10,910
Deferred tax benefit	(781)	(1,031)
Foreign currency exchange contracts income	(361)	(685)
Loss (gain) on foreign exchange	646	(1,569)
Provision for doubtful accounts	60	341
Loss from revaluation of contingent liability	61	784
Share-based compensation	13,889	8,426
Other	—	(62)

Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	(14,150)	2,835
Work-in-progress	(2,026)	(1,834)
Due to and from related parties	396	(579)
Accounts payable	4,153	(133)
Accrued liabilities	(1,250)	2,582
Deferred revenue	(813)	(2,874)
Changes in other assets and liabilities	2,772	(3,746)
Net cash provided by operating activities	48,192	50,985

Investing activities
Purchases of property and equipment	(8,354)	(8,368)
Purchases of intangible assets	(1,907)	(2,676)
Proceeds from disposal of property and equipment	—	40
Acquisitions, net of cash acquired	(54,464)	—
Short-term deposits	—	(15,000)
Net cash used in investing activities	(64,725)	(26,004)

Financing activities
Proceeds from short-term borrowings	(6,028)	(606)
Acquisition of business, deferred consideration	(4,534)	(2,972)
Repurchases of common stock	(930)	—
Repayment of capital lease obligations	(60)	(50)
Net cash used in financing activities	(11,552)	(3,628)

Effect of exchange rate changes on cash and cash equivalents	(271)	168
Net (decrease) increase in cash and cash equivalents	(28,356)	21,521
Cash and cash equivalents at beginning of year	108,545	45,593
Cash and cash equivalents at end of period	$80,189	$67,114

LUXOFT HOLDING, INC

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended September 30,				Six Months Ended September 30,
	2016	2016		2016	2016	2016		2016
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	18,900	12,674	(a)	31,574	35,321	20,608	(a)	55,929
Operating margin	9.6%	6.5%		16.1%	9.4%	5.5%		14.9%
Net income	16,291	11,555	(b)	27,846	30,371	18,497	(b)	48,868
Diluted earnings per share	$0.48			$0.83	$0.90			$1.44

	Three Months Ended September 30,				Six Months Ended September 30,
	2015	2015		2015	2015	2015		2015
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	25,894	6,178	(a)	32,072	41,204	12,914	(a)	54,118
Operating margin	16.0%	3.8%		20.0%	13.0%	4.2%		17.5%
Net income	23,008	5,611	(b)	28,619	37,620	11,622	(b)	49,242
Diluted earnings per share	$0.67			$0.84	$1.11			$1.45

LUXOFT HOLDING, INC

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(a)	2016	2015	2016	2015
Adjustments to GAAP operating income
Stock-based compensation expense	$9,029	$4,279	$13,889	$8,427
Amortization of purchased Intangible assets	2,446	1,858	4,553	3,703
Loss from revaluation of contingent liability	344	41	61	784
Acquisition related costs	855	—	2,105	—
Total Adjustments to GAAP income from operations:	$12,674	$6,178	$20,608	$12,914

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(b)	2016	2015	2016	2015
Adjustments to GAAP net income
Stock-based compensation expense	$9,029	$4,279	$13,889	$8,427
Amortization of purchased Intangible assets	2,446	1,858	4,553	3,703
Loss from revaluation of contingent liability	344	41	61	784
Acquisition related costs	855	—	2,105	—
Tax effect of the adjustments	(1,119)	(567)	(2,111)	(1,292)
Total Adjustments to GAAP net income	$11,555	$5,611	$18,497	$11,622

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Net income	$16,291	$23,008	$30,371	$37,620
Adjusted for:
Interest Expense (Income)	28	61	(4)	89
Income tax	2,899	4,046	5,403	6,325
Depreciation and Amortization	7,990	5,550	15,225	10,910
EBITDA	$27,208	$32,665	$50,995	$54,944
Adjusted for
Stock based compensation	9,029	4,279	13,889	8,427
Loss from revaluation of contingent liability	344	41	61	784
Acquisition related costs	855	—	2,105	—
Adjusted EBITDA	$37,436	$36,985	$67,050	$64,155

LUXOFT HOLDING, INC

Schedule of supplemental information

(Unaudited)

(In thousands of US dollars, except percentages)

	Revenue for the three Months Ended September 30,
	2016		2015
Client location	Amount	% of sales	Amount	% of sales
UK	$57,221	29.1%	$59,055	36.6%
U.S.	66,247	33.7%	50,559	31.3%
Germany	26,798	13.6%	20,469	12.7%
Russia	8,055	4.1%	7,528	4.7%
Switzerland	7,323	3.7%	4,670	2.9%
Singapore	338	0.2%	2,840	1.8%
Rest of Europe	22,689	11.5%	10,579	6.5%
Other	7,786	4.1%	5,842	3.5%
Total	$196,457	100%	$161,542	100%

	Revenue for the six months ended September 30,
	2016		2015
Client location	Amount	% of sales	Amount	% of sales
UK	$118,341	31.6%	111,992	36.2%
U.S.	113,313	30.3%	97,173	31.4%
Germany	53,147	14.2%	38,408	12.4%
Switzerland	17,355	4.6%	8,641	2.8%
Russia	15,000	4.0%	16,038	5.2%
Singapore	3,417	0.9%	5,138	1.7%
Rest of Europe	40,017	10.7%	20,872	6.7%
Other	13,916	3.7%	11,335	3.6%
Total	374,506	100%	309,597	100%

	Revenue for the three Months Ended September 30,
	2016		2015
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$123,137	62.7%	$112,681	69.8%
Automotive and transport	23,227	11.8%	17,162	10.6%
Telecom	19,059	9.7%	9,390	5.8%
Technology	11,742	6.0%	11,317	7.0%
Healthcare	8,570	4.4%	—	—%
Travel and Aviation	7,373	3.8%	7,367	4.6%
Energy	2,956	1.5%	3,151	2.0%
Other	393	0.1%	474	0.2%
Total	$196,457	100%	$161,542	100%

	Revenue for the six months ended September 30,
	2016		2015
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	245,504	65.6%	216,246	69.8%
Automotive and transport	48,679	13.0%	31,486	10.2%
Telecom	28,993	7.7%	17,967	5.8%
Technology	20,876	5.6%	22,048	7.1%
Travel and Aviation	15,088	4.0%	14,641	4.7%
Healthcare	8,570	2.3%	—	—%
Energy	5,979	1.6%	6,274	2.0%
Other	817	0.2%	935	0.4%
Total	374,506	100%	309,597	100%

LUXOFT HOLDING, INC

Reconciliations of Non-GAAP Forward-looking Financial Measures to Comparable GAAP Forward-looking Measures

(Unaudited)

(In thousands of US dollars, except share, per share amounts and percentages)

Year Ended March 31, 2017
Revenue	$781,000

Net income	$55,906
Adjusted for:
Interest Expense	46
Income tax	10,316
Depreciation and Amortization	33,174
EBITDA	$99,442
Adjusted for:
Stock based compensation	28,274
Loss from revaluation of contingent liability	61
Acquisition related costs	5,177
Adjusted EBITDA	$132,954
Adjusted EBITDA margin	17.0%

Net income	$55,906
Adjusted for:
Stock-based compensation expense	28,274
Amortization of purchased Intangible assets	11,874
Loss from revaluation of contingent liability	61
Acquisition related costs	5,177
Tax effect of the adjustments	(4,649)
Total adjustment to Net Income	$40,737
Adjusted Net Income	$96,643
Diluted weighted average ordinary shares outstanding	33,967,797
Adjusted EPS	$2.85

	Year Ended March 31, 2017
	GAAP	Adjustments	Non-GAAP
Net income	$55,906	$40,737	$96,643
Diluted earnings per share	$1.65		$2.85